December 23, 2019

Barry E. Silbert
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
250 Park Avenue South
New York, New York 10003

       Re: Grayscale Bitcoin Trust (BTC)
           Form 10-12G
           Filed November 19, 2019
           File No. 000-56121

Dear Mr. Silbert:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed November 19, 2019

Cover Page

1. You state your intention to list the Shares on the NYSE Arca in the future. Please delete this disclosure on the cover page and revise your disclosure on pages 4 and 79 to provide a detailed description of your prospects of doing so. Also expand your risk factor disclosure on page 22 to provide specific risks that may prevent you from listing on the NYSE Arca.
2. The language regarding the value of the Shares "if traded on any Secondary Market"
      implies that the Shares may not be trading on a Secondary Market. Please revise throughout in light of the "active trading market" for the Shares on the OTCQX. In this regard, we note your disclosure on page 59 that "[t]he Trust's Shares have been quoted on
      OTCQX under the symbol GBTC since March 26, 2015."
Valuation of Bitcoin and Bitcoin Holdings, page 5
 Barry E. Silbert
Grayscale Bitcoin Trust (BTC)
December 23, 2019
Page 2

3. We note your disclosure on page 40 regarding the Bitcoin Exchanges that currently comprise the TradeBlock XBX Index. Please also revise your disclosure in footnote 4 to the table on page 60 to provide similar and consistent disclosure. For example, we note that the disclosure on page 60 does not clarify that the Index Provider added back Kraken and also added Bittrex.
Risk Factors
The Index has a limited history..., page 18

4. Please disclose in this risk factor that the Index Provider has removed various Bitcoin
       Exchanges from the Index over time, including the reasons for their removal.
The restrictions on transfer and redemption..., page 21

5. Please revise here and elsewhere to clarify that the transfer restrictions apply to Shares purchased directly from the Trust and not to shares purchased in the secondary market. In addition, please explain the statement that an investment in the Shares should be considered an illiquid investment given your disclosure that an "active trading market"
       has developed on the OTCQX.
Because of the holding period..., page 23

6. Please revise the caption of this risk factor to indicate that the Shares have historically traded at a substantial premium to the Bitcoin Holdings Per Share.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at 202-551-3673 or Sonia Barros at 202-551-3655 with any other questions.



                                                               Sincerely,
FirstName LastNameBarry E. Silbert
                                                               Division of
Corporation Finance
Comapany NameGrayscale Bitcoin Trust (BTC)
                                                               Office of Real
Estate & Construction
December 23, 2019 Page 2
cc:       Joe Hall
FirstName LastName